OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response . . . 12.00



09040325

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-42316

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/08___ AND ENDING ___12/31/08___

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Goldsmith, Agio, Helms Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Sixth Street, 46th Floor
_____
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Kyle A. Pecha   (612) 371-6533
_____
                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
_____
(Name -- if individual, state last, first, middle name)

50 South Sixth Street, Suite 2800	Minneapolis	MN	55402
(Address)	(City)	(State)	Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

SEC Mail Processing
Section

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

TABLE OF CONTENTS

Page

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

AFFIRMATION

I, Kyle A. Pecha, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Goldsmith, Agio, Helms Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kyle A. Pecha
Vice President and Controller

Subscribed to before me this 25th day of February 2009.

Notary Public

JULIE KAY STOCK
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4445
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Goldsmith, Agio, Helms Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Goldsmith, Agio, Helms
Securities, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, cash
flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to
Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility
of the Company's management. Our responsibility is to express an opinion on these financial statements
based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the
Auditing Standards Board (United States) and in accordance with the auditing standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform
the audit to obtain reasonable assurance about whether the financial statements are free of material
misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its
internal control over financial reporting. Our audit included consideration of internal control over
financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but
not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over
financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test
basis, evidence supporting the amounts and disclosures in the financial statements, assessing the
accounting principles used and significant estimates made by management, as well as evaluating the
overall financial statement presentation. We believe that our audit provides a reasonable basis for our
opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of
Goldsmith, Agio, Helms Securities, Inc. at December 31, 2008, and the results of its operations and its
cash flows for the year then ended in conformity with accounting principles generally accepted in the
United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as
a whole. The supplemental schedule listed in the accompanying table of contents is presented for
purposes of additional analysis and is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This
schedule is the responsibility of the Company's management. Such schedule has been subjected to the
auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly
stated in all material respects when considered in relation to the basic financial statements taken as a
whole.

Deloitte + Touche LLP

February 24, 2009

Member of
Deloitte Touche Tohmatsu

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$6,746,592
Accounts Receivable	185,328
Deferred tax asset	13,690
Due from parent	5,682
Other current assets	9,731
TOTAL	**$6,961,023**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 403,614
Accrued salaries, bonuses and related expenses	615,745
Income taxes payable	704,834
Total liabilities	1,724,193

STOCKHOLDER'S EQUITY:

Common stock, $.01 par value — authorized, 1,000 shares; issued and outstanding, 500 shares	5
Additional paid-in capital	14,995
Retained earnings	5,221,830
Total stockholder's equity	5,236,830
TOTAL	**$6,961,023**

See notes to financial statements.

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Investment banking and other advisory fees	$24,302,702
Other income	8,700
Total revenues	24,311,402
EXPENSES:	
Compensation and benefits	12,238,272
Occupancy	1,570,441
Professional services	1,703,213
Marketing and business development	1,341,607
Technology and information services	1,074,517
Other expenses	1,438,528
Total expenses	19,366,578
INCOME FROM OPERATIONS	4,944,824
OTHER INCOME (EXPENSE):	
Interest income	170,219
Interest expense	(16,666)
Total other income	153,553
INCOME BEFORE PROVISION FOR INCOME TAXES	5,098,377
PROVISION FOR INCOME TAXES	(1,978,026)
NET INCOME	$ 3,120,351

See notes to financial statements.

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$3,120,351
Adjustments to reconcile net income to net cash provided by operating activities:	
Noncash items included in net income:	
Deferred income taxes	39,210
Changes in operating assets and liabilities:	
Accounts receivable	(185,328)
Other current assets	(9,731)
Due from parent	(5,682)
Accounts payable and accrued expenses	367,114
Accrued salaries, bonuses and related expenses	615,745
Income tax payable	(396,044)
Net cash provided by operating activities	3,545,635
INCREASE IN CASH	3,545,635
CASH AND CASH EQUIVALENTS — Beginning of year	3,200,957
CASH AND CASH EQUIVALENTS — End of year	$6,746,592
SUPPLEMENTAL CASH FLOW INFORMATION — Cash paid for income taxes	$2,336,568

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES — December 31, 2007	$ 5	$ 14,995	$2,101,479	$2,116,479
Net income			3,120,351	3,120,351
BALANCES — December 31, 2008	$ 5	$ 14,995	$5,221,830	$5,236,830

See notes to financial statements.

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

1. NATURE AND ORGANIZATION OF BUSINESS

Business — Goldsmith, Agio, Helms Securities, Inc. (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings primarily in the private capital markets. The Company does not execute customer securities transactions and therefore does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co., LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd., a publicly held company. The Parent was sold to Lazard Freres effective August 13, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition — Accomplishment fees from facilitating the sale of customers' businesses or business units, financing transactions, and consulting fees are recognized when earned, typically upon closing of the transaction. Client reimbursements of expenses are presented net in "investment banking and other advisory fees" on the Company's statement of operations. The amount of expenses reimbursed by clients for the year ended December 31, 2008 was $1,209,414.

Income Taxes — The Company accounts for income taxes for financial reporting purposes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company uses the accrual basis of accounting for income tax reporting purposes.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has maintained its net capital above SEC required levels at all times. At December 31, 2008, the Company had net capital as defined by Rule 15c3-1 of $4,891,618, which exceeds its required net capital of $114,946 by $4,776,672. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 at December 31, 2008.

4. EXEMPTION

The Company claims exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

5. INCOME TAXES

The income tax provision for the year ended December 31, 2008, consists of the following:

Current:	
Federal	$ 1,568,524
State	370,292
Total current provision	1,938,816
Deferred:	
Federal	34,357
State	4,853
Total deferred provision	39,210
Total income tax provision	$ 1,978,026

The provision for income taxes for the year ended December 31, 2008, differs from the amount determined by applying the applicable federal statutory income tax rate of 35% to income before taxes primarily as a result of state income taxes. The effects of temporary differences that give rise to deferred tax assets relate primarily to the difference in accrued expenses that are not currently deductible for tax purposes. No valuation allowance has been established against deferred tax assets because the Company believes the assets will be realized.

6. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company. During the year ended December 31, 2008, the Company reimbursed Parent $17,898,981 for operating expenses paid by them on its behalf and various allocated costs, including monthly management fee paid to Lazard Freres of $896,000. For the purposes of these financial statements, these expenses have been broken out into the actual underlying expense categories.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

7. MAJOR CUSTOMERS

In 2008, the Company had five customers that provided 43% of total revenues.

8. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial position or results of operations.

* * * * * *

SUPPLEMENTAL INFORMATION

GOLDSMITH, AGIO, HELMS SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total stockholder's equity	$5,236,830
Less nonallowable assets	(214,431)
Less haircut on securities	(130,781)
NET CAPITAL	$4,891,618
AGGREGATE INDEBTEDNESS — Total liabilities	$1,724,193

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 114,946
Excess net capital	$4,776,672
Ratio of aggregate indebtedness to net capital	0.35 to 1

Reconciliation between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2008:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$5,233,839
Adjustment to nonallowable assets due to increase in deferred income tax asset	(13,690)
Adjustment to stockholder's equity due to decrease in current taxes payable	287,214
Adjustment to stockholder's equity due to increase in accrued bonuses	(615,745)
Net capital per above	$4,891,618

Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$1,381,972
Adjustment to income taxes payable due to increase in deferred income tax asset	13,690
Adjustment to income taxes payable due to decrease of current taxes payable	(287,214)
Adjustment to accrued expenses due to increase in accrued bonues	615,745
Aggregate indebtedness per above	$1,724,193

Note: There are no material differences between this computation and that filed by the Company on the amended Securities and Exchange Commission Unaudited Form X-17A-5 as of December 31, 2008.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 24, 2009

Goldsmith, Agio, Helms Securities, Inc.
225 South Sixth Street, 46th Floor
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Goldsmith, Agio, Helms Securities, Inc. (the "Company") for the year ended December 31, 2008 (on which we issued our report dated February 24, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

Goldsmith, Agio, Helms Securities, Inc.

(SEC I.D. No. 8-42316)

Financial Statements and Supplemental Schedule as
of and for the Year Ended December 31, 2008, and
Independent Auditors' Report and Supplemental
Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.